FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2020

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ R SOTAMAA BY R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 23 July 2020

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to Euronext, Amsterdam dated 23 July 2020
Half-year Report

Exhibit 99

 2020 FIRST HALF YEAR RESULTS

Performance highlights (unaudited)

Underlying performance			GAAP measures
		vs 2019			vs 2019
First Half
Underlying sales growth (USG)		(0.1)%	Turnover	€25.7bn	(1.6)%
Underlying operating margin	19.8%	50bps	Operating margin	18.2%	60bps
Underlying earnings per share	€1.35	6.4%	Diluted earnings per share	€1.25	9.2%
Second Quarter
USG		(0.3)%	Turnover	€13.3bn	(3.1)%
Quarterly dividend payable in September 2020		€0.4104 per share

First half highlights

●
Underlying sales declined 0.1% with volume declining 0.3% and price growth of 0.2%

●
Turnover decreased 1.6% including a positive impact of 1.1% from acquisitions net of disposals and negative impact of 2.5% from currency

●
Underlying operating profit excluding currency increased 3.8%, before a negative impact of 3.2% from currency

●
Underlying earnings per share up 6.4%, including a negative impact of 3.7% from currency

●
Free cash flow up €1.3 billion to €2.9 billion, reflecting our objective to protect cash during the crisis

●
Quarterly shareholder dividend maintained at €0.4104 per share

●
Completed acquisitions of Horlicks brand from GSK, enhancing presence in healthy nutrition

●
Announced plans to unify the Group legal structure under a single parent company

Alan Jope: Chief Executive Officer statement

“Performance during the first half has shown the true strength of Unilever. We have demonstrated the resilience of the business – in our portfolio, in a continued step-up in operational excellence, and in our financial position - and we have unlocked new levels of agility in responding to unprecedented fluctuations in demand.

We have also taken action to strengthen the strategic future of the company by announcing proposals to unify our dual-headed legal structure, progressing the strategic review of our global tea business and making new commitments to help protect the climate and regenerate nature.

From the start of the Covid-19 crisis, we have been guided by clear priorities in line with our multi-stakeholder business model to protect our people, safeguard supply, respond to new patterns of consumer demand, preserve cash, and support our communities.

Our focus for the rest of 2020 will continue to be volume led competitive growth, absolute profit and cash delivery as this is the best way to maximise shareholder value.

I would like to thank every member of the Unilever team for the outstanding commitment they have shown in the most difficult of circumstances.”

23 July 2020

FIRST HALF OPERATIONAL REVIEW: DIVISIONS

	Second Quarter 2020				First Half 2020
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG	Change in underlying operating margin
	€bn	%	%	%	€bn	%	%	%	bps
Unilever	13.3	(0.3)	(0.8)	0.5	25.7	(0.1)	(0.3)	0.2	50
Beauty & Personal Care	5.3	(0.9)	(0.5)	(0.4)	10.6	(0.3)	0.1	(0.4)	50
Home Care	2.6	4.0	3.2	0.8	5.3	3.2	2.9	0.3	130
Foods & Refreshment	5.4	(1.8)	(3.2)	1.4	9.8	(1.7)	(2.5)	0.8	(20)

Our markets: The spread of Covid-19, combined with the lock-downs and restrictions that have been implemented in many countries, has led to significant changes in the operating environment in our markets. Consumer demand patterns have been impacted by channel closures, more time spent in the home and the critical importance of hygiene.

China was the first of our markets to be impacted by Covid-19, entering lock-down in January. China slowed significantly during the lock-down period, with some recovery after April as the economy opened back up. In most other major markets, sales patterns in January and February were normal and Covid-19 impacted from March onwards. In North America and parts of Europe there was a positive impact from household stocking in March. Consumption patterns then normalised in the second quarter with heightened levels of demand for hygiene and in home food products. Market growth in India had already been slowing prior to the spread of Covid-19 and the market was further impacted by the introduction of the strict national lock-down at the end of March. This national lock-down continued until early June, when it was followed by further regional lock-downs. Latin America was impacted by Covid-19 later than other major markets, with the effects primarily in the second quarter, exacerbating already challenging conditions in the region.

Unilever overall performance: Underlying sales declined 0.1% with volumes declining 0.3% and price growth of 0.2%. Developed markets grew 2.4% whilst emerging markets declined 1.9%.

The impact of Covid-19 on our business in the first half varied widely across our channels and categories. Channel closures as a result of lock-downs in our markets negatively impacted our food service, out of home ice cream and Prestige businesses. Food service declined by nearly 40% and out of home ice cream declined by nearly 30%. Shoppers moved from offline to online channels, driving e-commerce growth of 49%.

As people spent more time in their homes, we saw growth in home consumption of foods, ice cream and tea. It also meant that consumers had fewer personal care occasions from going to work or socialising, and we saw a decline in our personal care business, except for hygiene products. The effectiveness of good hygiene practices against the spread of Covid-19 increased demand for our hand and home hygiene products, which each grew double digits. Consumers eating and cleaning more at home, and focusing more on hand hygiene, led to underlying sales growth in North America of 9.5% in the second quarter, despite a negative impact of 3.7% from food solutions and Prestige channel closures.

The lock-downs introduced in our markets during the first half varied in severity, with some having a more significant impact on the supply and availability of goods, particularly those in India and China. China entered lock-down in January and declined mid-teens during the first quarter. The market re-opened from April, and China returned to mid-single digit growth in the second quarter. Growth in India was impacted by the lock-down implemented from March.

Turnover decreased 1.6%. There was a positive impact of 1.1% from acquisitions net of disposals and a negative impact of 2.5% from currency.

Underlying operating profit was €5.1 billion, an increase of 3.8% excluding a negative impact from currency of 3.2%. Underlying operating margin improved by 50bps. As consumer habits and the status of lock-downs have been changing during this period, we have been quick to adapt and reallocate our brand and marketing investment week by week. In response to lock-downs in our markets, we reduced spend in some channels and geographies while maintaining investment in growth opportunities. This, combined with a deflationary environment in media rates, led to a reduction in brand and marketing investment by 100bps during the period. In the second half of the year, we expect to see higher brand and marketing investment, as lock-downs ease and we support brand campaigns and product innovations tailored to the new environment. Gross margin reduced by 30bps driven by costs to adapt and run our supply chain in response to Covid-19, ensuring the safety and continuity of our operations, as well as an adverse mix effect. Overheads increased by 20bps, including an adverse currency mix.

We delivered free cash flow of €2.9 billion, an increase of €1.3 billion. The increase was driven by favourable working capital movements, reduced capital expenditure and lower cash tax paid, primarily a result of higher tax on disposals in the prior year relating to the disposal of the spreads business.

Covid-19 response and support measures: Unilever has put in place a wide-ranging set of measures to support global and national efforts to tackle the Covid-19 pandemic.

In our own operations, strict protocols for hygiene and physical distancing are in place for Unilever’s sourcing units and distribution centres. Unilever’s office-based employees have been working from home since March, with some limited reopening of office workplaces in selected countries, where stringent requirements have been met.

We are supporting global efforts to tackle Covid-19, contributing €100 million through donations of soap, sanitiser, bleach and food. We are also working in partnership with others, including a programme to reach up to a billion people globally with the UK Department for International Development to urgently tackle the spread of the disease through raising hygiene awareness and changing behaviour. We have also made available up to €500 million of cash flow relief for our most vulnerable small and medium sized suppliers, though so far the levels of uptake have been low.

Unilever’s financial strength remains robust and we have not sought Covid-19 related financial support from any governments.

Strategic review of tea: In January Unilever announced a strategic review of its global tea business, which includes leading brands such as Lipton, Brooke Bond and PG Tips.

This review has assessed a full range of options. We will retain the tea businesses in India and Indonesia and the partnership interests in the ready-to-drink tea joint ventures.

The balance of Unilever’s tea brands and geographies and all tea estates have an exciting future, and this potential can best be achieved as a separate entity. A process will now begin to implement the separation, which is expected to conclude by the end of 2021.

The tea business that will be separated generated revenues of €2 billion in 2019.

Recent acquisitions: During the second quarter, we completed the acquisitions of the health food drinks portfolio of GlaxoSmithKline in India, Bangladesh and 20 other predominantly Asian markets. Acquiring the iconic brands Horlicks and Boost is in line with Unilever’s strategy to enhance its presence in healthy nutrition.

Beauty & Personal Care
Beauty & Personal Care underlying sales declined 0.3%, with volume growth of 0.1% and negative pricing of 0.4%.

Skin cleansing saw mid-teens volume-led growth, as we quickly responded to the critical need for hand hygiene to prevent the spread of Covid-19. We rolled out our Lifebuoy hygiene brand to over 50 markets and increased our hand sanitiser capacity by around 600 times across several brands. This helped contribute to double digit growth for Suave. Lock-downs in our markets and reduced personal care occasions amidst restricted living, led to lower demand for skin care, deodorants and hair care, which each saw volume and price decline. The division’s largest brand Dove remained resilient, with mid-single digit growth. Our Prestige portfolio was impacted by health and beauty channel closures in many markets. Consumer oral care demand remained robust. However, the category saw negative volumes related to disruption caused by lock-downs in key markets.

Underlying operating margin in Beauty & Personal Care increased by 50bps. Gross margin was lower, with negative pricing and an impact from mix, and overheads increased. This was offset by a reduction in brand and marketing investment through lock-down periods.

Home Care
Home Care underlying sales grew 3.2%, with 2.9% from volume and positive pricing of 0.3%.

We saw increased consumer demand for household cleaning products, such as Cif surface cleaners, and our home and hygiene brands delivered high-teens underlying sales growth. Working with environmental health experts, Domestos educated consumers about targeted cleaning of high-touch surfaces in the home to help prevent the spread of Covid-19 and saw strong double digit growth. Strict lock-downs in Asia impacted fabric solutions, which declined overall. However future formats such as capsules and liquids continued to grow. Clean and green brand Seventh Generation saw strong double digit, volume-led growth. Fabric sensations declined low-single digit, driven by Brazil and China.

Underlying operating margin in Home Care increased by 130bps, driven by gross margin improvements from savings delivery and lower commodity costs.

Foods & Refreshment
Foods & Refreshment underlying sales declined 1.7%, with volumes down 2.5% and positive pricing of 0.8%.

Lock-downs in most markets led to the closure of out of home channels. This, together with reduced tourism, led to a reduction in out of home ice cream sales of nearly 30%. Similarly, food service sales were down around 40% as hotels, restaurants, cafes and bars closed. At the same time, we saw double digit growth in our retail foods business with Knorr and Hellmann’s performing strongly. Sales of ice cream for consumption in home increased by 15% in the first half and by 26% in the second quarter, significantly offsetting the declines in out of home channels. Magnum and Ben and Jerry’s continued to grow strongly.

Underlying operating margin in Foods & Refreshment declined by 20bps. Gross margin fell, driven by mix, volume deleverage from out of home channel closures and costs related to Covid-19. This was partially offset by a reduction in brand and marketing investment.

FIRST HALF OPERATIONAL REVIEW: GEOGRAPHICAL AREA

ST HALF OPERATIONAL REVIEW: GEOGRAREa	Second Quarter 2020				First Half 2020
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG	Change in underlying operating margin
	€bn	%	%	%	€bn	%	%	%	bps
Unilever	13.3	(0.3)	(0.8)	0.5	25.7	(0.1)	(0.3)	0.2	50
Asia/AMET/RUB	6.1	(1.8)	(2.4)	0.6	11.8	(2.7)	(2.9)	0.2	(40)
The Americas	4.2	5.2	4.2	0.9	8.2	5.0	4.1	0.9	220
Europe	3.0	(4.5)	(4.4)	0.0	5.7	(1.8)	(1.0)	(0.8)	(30)

	Second Quarter 2020				First Half 2020
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€bn	%	%	%	€bn	%	%	%
Developed markets	5.8	2.1	2.2	(0.1)	10.9	2.4	3.0	(0.6)
Emerging markets	7.5	(1.9)	(2.9)	1.0	14.8	(1.9)	(2.6)	0.7
North America	2.8	9.5	9.5	(0.1)	5.1	7.3	7.7	(0.4)
Latin America	1.4	(0.8)	(3.2)	2.5	3.1	1.9	(0.8)	2.8

Asia/AMET/RUB
Underlying sales declined 2.7% with volume decline of 2.9% and positive pricing of 0.2%. Volumes were impacted by lock-downs of varying severity imposed across the region. China, the first market to enter lock-down, starting from January and easing in April, declined in the first quarter. Following the relaxation of restrictions, China returned to mid-single digit growth in the second quarter, although food service remained challenging. India and the Philippines declined, as strict lock-downs were imposed from March, disrupting the flow of goods and negatively impacting consumption of discretionary personal care categories as consumers stayed at home more. Thailand was negatively impacted by reduced tourism. Regional lock-downs were imposed in Indonesia as Covid-19 spread, and while growth was positive over the half year, sales declined in the second quarter.

Underlying operating margin was down 40bps with a reduction in gross margin and higher overheads, driven by investment in our connected stores programme in South Asia, which digitises the retail value chain, and partially offset by lower brand and marketing investment.

The Americas
Underlying sales growth in North America was 7.3% with 7.7% from volume and a decline of 0.4% from price. This growth includes negative impact of around 3% from our food service and prestige businesses which were impacted by channel closures. The decline in these businesses was offset by increased consumption of in home foods and ice cream as well as hygiene products; consumption which was sustained throughout the second quarter. Our supply chain responded quickly to increase capacity for products experiencing a surge in demand.

Latin America grew 1.9% with volumes down 0.8% and positive pricing of 2.8%. The impact of Covid-19 on the region was concentrated in the second half of the period. Mexico saw negative volumes and a sequential decline in the second quarter, more than offsetting growth in the first quarter. Brazil grew low-single digit overall, as a second quarter decline only partially offset growth in the first quarter. Volumes grew in Argentina throughout the first half, driven by in-home foods consumption, against a backdrop of prolonged strict lock-down measures.

Underlying operating margin was up 220bps, with lower brand and marketing investment as well as an improvement in overheads, which was driven by savings programmes in Latin America and volume leverage in North America.

Europe
Underlying sales declined 1.8% with negative volumes of 1.0% and price down 0.8%. Negative volumes in Europe were a result of significant declines in out of home ice cream and food service, as well as reduced demand for personal care products. The most severely impacted countries were Italy and Spain, where increased demand for in home eating and hygiene products only partially offset these negative impacts. The UK grew mid-single digit and Germany low-single digit however, as increased demand for in home eating and hygiene products more than offset declines in the negatively impacted categories.

Underlying operating margin was down 30bps, with a reduction in gross margin due to adverse mix and supply chain costs related to Covid-19 as well as higher overheads, driven by volume deleverage and other one-off items, which were partially offset by lower brand and marketing investment.

ADDITIONAL COMMENTARY ON THE FINANCIAL STATEMENTS FIRST HALF 2020

Finance costs and tax
Net finance costs decreased by €102 million to €249 million in the first half of 2020. The decrease was driven by interest on tax credits in Brazil and India and exchange rate losses on cash balances in Zimbabwe in the prior year. Cost of borrowings decreased due to lower hedging costs, partly offset by lower income on cash as interest rates declined. The interest rate on average net debt decreased to 2.0% from 2.8% in the prior year.

The underlying effective tax rate for H1 2020 was 22.6% compared with 26.2% in H1 2019. The decrease was primarily driven by favourable tax settlements which were agreed during the period, a reduction in the India tax rate and replacement of Indian distribution tax with a dividend withholding tax. The effective tax rate for H1 2020 was 22.3% compared with 26.8% in H1 2019.

Joint ventures, associates and other income from non-current investments
Net profit from joint ventures and associates was €89 million, compared to €85 million in the prior year. Income from other non-current investments was zero versus €2 million in 2019.

Earnings per share

Constant underlying earnings per share increased by 10.1%. Underlying earnings per share on a current currency basis increased by 6.4% to €1.35, following a negative currency impact of 3.7%. The improvement was driven by reduced tax and net finance costs, as well as higher operating profit. These movements were slightly reduced by an increase in profit attributable to minority interests following the completion of the merger between Unilever’s listed subsidiary in India and GlaxoSmithKline’s Consumer Healthcare Limited.

Diluted earnings per share increased by 9.2% to €1.25 led by the improvement in underlying EPS.

Free cash flow

Free cash flow in the first half of 2020 was €2.9 billion, up from €1.5 billion in the first half of 2019. The improvement was primarily led by favourable working capital movement as we enhanced our focus on receivables management, as well as reduced capital expenditure following a review of all spend in light of the Covid-19 crisis. In addition, cash tax paid was lower as the prior year included payments relating to the disposal of the spreads business and tax settlements.

Net debt
Closing net debt decreased to €22.8 billion compared with €23.1 billion at 31 December 2019. Increases to net debt due to dividends paid and acquisitions were offset by the free cash flow delivery.

Pensions

Pension liabilities net of assets increased to €0.4 billion at the end of June 2020 versus €0.2 billion as at 31 December 2019. Higher liabilities resulting from falling discount rates were partially offset by positive investment returns on pension assets.

Finance and liquidity

On 25 March 2020 Unilever announced the issuance of €1,000 million 1.25% fixed rate notes due March 2025 and €1,000 million 1.75% fixed rate notes due March 2030.

In April 2020, €300 million 0.0% fixed rate notes matured and were repaid. In May 2020, $800 million 1.8% fixed rate notes and $150 million 5.15% fixed rate notes matured and were repaid.

On 31 December 2019 Unilever had undrawn revolving 364-day bilateral credit facilities in aggregate of $7,865 million with a 364-day term out. As part of the regular annual process, the facilities were renewed in the first half of 2020 (undrawn balance at 30 June 2020 was $7,965 million). The intention is that these facilities will again be renewed in 2021.

COMPETITION INVESTIGATIONS

As previously disclosed, Unilever is involved in a number of ongoing investigations and cases by national competition authorities, including those within Italy, Greece and South Africa. These proceedings and investigations are at various stages and concern a variety of product markets. Where appropriate, provisions are made and contingent liabilities disclosed in relation to such matters.

Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever’s policy to co-operate fully with competition authorities whenever questions or issues arise. In addition the Group continues to reinforce and enhance its internal competition law training and compliance programme on an ongoing basis.

NON-GAAP MEASURES

Certain discussions and analyses set out in this announcement include measures which are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures.

Unilever uses ‘constant rate’, and ‘underlying’ measures primarily for internal performance analysis and targeting purposes. We present certain items, percentages and movements, using constant exchange rates, which exclude the impact of fluctuations in foreign currency exchange rates. We calculate constant currency values by translating both the current and the prior period local currency amounts using the prior year average exchange rates into euro, except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into euros using the prior year closing exchange rate before the application of IAS 29. The table below shows exchange rate movements in our key markets.

	First half average rate in 2020	First half average rate in 2019
Brazilian Real (€1 = BRL)	5.323	4.282
Chinese Yuan (€1 = CNY)	7.743	7.659
Indian Rupee (€1 = INR)	81.535	79.149
Indonesia Rupiah (€1 = IDR)	16055	16046
Philippine Peso (€1 = PHP)	55.823	59.010
UK Pound Sterling (€1 = GBP)	0.873	0.873
US Dollar (€1 = US $)	1.102	1.130

Underlying sales growth (USG)
Underlying sales growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals, changes in currency and price growth in excess of 26% in hyperinflationary economies. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself. The reconciliation of changes in the GAAP measure turnover to USG is provided in notes 3 and 4.

Underlying price growth (UPG)
Underlying price growth (UPG) is part of USG and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained in USG above. The measures and the related turnover GAAP measure are set out in notes 3 and 4.

Underlying volume growth (UVG)
Underlying volume growth (UVG) is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (i) the increase in turnover attributable to the volume of products sold; and (ii) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact on USG due to changes in prices. The measures and the related turnover GAAP measure are set out in notes 3 and 4.

Non-underlying items
Several non-GAAP measures are adjusted to exclude items defined as non-underlying due to their nature and/or frequency of occurrence.
●
Non-underlying items within operating profit are: gains or losses on business disposals, acquisition and disposal related costs, restructuring costs, impairments and one-off items within operating profit.
●
Non-underlying items not in operating profit but within net profit are: net monetary gain/(loss) arising from hyperinflationary economies and significant and unusual items in net finance cost, share of profit/(loss) of joint ventures and associates and taxation.
●
Non-underlying items are: both non-underlying items within operating profit and those non-underlying items not in operating profit but within net profit.

Underlying operating profit (UOP) and underlying operating margin (UOM)
Underlying operating profit and underlying operating margin mean operating profit and operating margin before the impact of non-underlying items within operating profit. Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for making decisions about allocating resources and assessing performance of the segments. The reconciliation of operating profit to underlying operating profit is as follows:

€ million	First Half
(unaudited)	2020	2019
Operating profit	4,672	4,589
Non-underlying items within operating profit (see note 2)	412	465
Underlying operating profit	5,084	5,054
Turnover	25,714	26,126
Operating margin (%)	18.2	17.6
Underlying operating margin (%)	19.8	19.3

Underlying effective tax rate
The underlying effective tax rate is calculated by dividing taxation excluding the tax impact of non-underlying items by profit before tax excluding the impact of non-underlying items and share of net profit/(loss) of joint ventures and associates. This measure reflects the underlying tax rate in relation to profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates. Tax impact on non-underlying items within operating profit is the sum of the tax on each non-underlying item, based on the applicable country tax rates and tax treatment. This is shown in the following table:

€ million	First Half
(unaudited)	2020	2019
Taxation	991	1,145
Tax impact:
Non-underlying items within operating profit(a)	109	89
Non-underlying items not in operating profit but within net profit(a)	(7)	-
Taxation before tax impact of non-underlying items	1,093	1,234
Profit before taxation	4,533	4,354
Non-underlying items within operating profit before tax(a)	412	465
Non-underlying items not in operating profit but within net profit before tax(b)	(21)	(29)
Share of net profit /(loss) of joint ventures and associates	(89)	(85)
Profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates	4,835	4,705
Underlying effective tax rate	22.6%	26.2%
(a)
Refer to note 2 for further details on these items.
(b)
2019 amount excludes €3 million gain on disposal of spreads business by the joint venture in Portugal which is included in the share of net profit/(loss) of joint ventures and associates line. Including the €3 million, total non-underlying items not in operating profit but within net profit before tax is €32 million. Refer to note 2 for further details.

Underlying earnings per share (EPS)
Underlying earnings per share (underlying EPS) is calculated as underlying profit attributable to shareholders’ equity divided by the diluted combined average number of share units. In calculating underlying profit attributable to shareholders’ equity, net profit attributable to shareholders’ equity is adjusted to eliminate the post-tax impact of non-underlying items. This measure reflects the underlying earnings for each share unit of the Group. Refer to note 6 for reconciliation of net profit attributable to shareholders’ equity to underlying profit attributable to shareholders equity.

Constant underlying EPS
Constant underlying earnings per share (constant underlying EPS) is calculated as underlying profit attributable to shareholders’ equity at constant exchange rates and excluding the impact of both translational hedges and price growth in excess of 26% per year in hyperinflationary economies divided by the diluted average number of ordinary share units. This measure reflects the underlying earnings for each share unit of the Group in constant exchange rates.

The reconciliation of underlying profit attributable to shareholders’ equity to constant underlying earnings attributable to shareholders’ equity and the calculation of constant underlying EPS is as follows:

€ million	First Half
(unaudited)	2020	2019
Underlying profit attributable to shareholders' equity (see note 6)	3,559	3,342
Impact of translation from current to constant exchange rates and translational hedges
	127	(1)
Impact of price growth in excess of 26% per year in hyperinflationary economies	(6)	-
Constant underlying earnings attributable to shareholders' equity	3,680	3,341
Diluted combined average number of share units (millions of units)	2,627.2	2,625.6
Constant underlying EPS (€)	1.40	1.27

Net debt

Net debt is a measure that provides valuable additional information on the summary presentation of the Group’s net financial liabilities and is a measure in common use elsewhere. Net debt is defined as the excess of total financial liabilities, excluding trade payables and other current liabilities, over cash, cash equivalents and other current financial assets, excluding trade and other current receivables, and non-current financial asset derivatives that relate to financial liabilities.

The reconciliation of total financial liabilities to net debt is as follows:

€ million	As at 30 June 2020	As at 31 December 2019	As at 30 June 2019
(unaudited)
Total financial liabilities	(28,805)	(28,257)	(28,985)
Current financial liabilities	(4,792)	(4,691)	(5,616)
Non-current financial liabilities	(24,013)	(23,566)	(23,369)
Cash and cash equivalents as per balance sheet	4,855	4,185	3,911
Cash and cash equivalents as per cash flow statement	4,722	4,116	3,789
Add bank overdrafts deducted therein	133	69	122
Other current financial assets	1,100	907	913
Non-current financial assets derivatives that relate to financial liabilities	96	114	-
Net debt	(22,754)	(23,051)	(24,161)

Free cash flow (FCF)
Within the Unilever Group, free cash flow (FCF) is defined as cash flow from operating activities, less income taxes paid, net capital expenditure and net interest payments. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. FCF reflects an additional way of viewing our liquidity that we believe is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund our strategic initiatives, including acquisitions, if any.

The reconciliation of net profit to FCF is as follows:

€ million	First Half
(unaudited)	2020	2019
Net profit	3,542	3,209
Taxation	991	1,145
Share of net profit of joint ventures/associates and other income
from non-current investments	(89)	(87)
Net monetary gain arising from hyperinflationary economies	(21)	(29)
Net finance costs	249	351
Operating profit	4,672	4,589
Depreciation, amortisation and impairment	987	965
Changes in working capital	(1,215)	(1,888)
Pensions and similar obligations less payments	(79)	(94)
Provisions less payments	(66)	47
Elimination of (profits)/losses on disposals	45	(36)
Non-cash charge for share-based compensation	74	95
Other adjustments	9	23
Cash flow from operating activities	4,427	3,701
Income tax paid	(899)	(1,309)
Net capital expenditure	(422)	(558)
Net interest paid	(256)	(291)
Free cash flow	2,850	1,543
Total net cash flow (used in)/from investing activities	(581)	(716)
Total net cash flow (used in)/from financing activities	(2,088)	(856)

OTHER INFORMATION
This document represents Unilever’s half-yearly report for the purposes of the Disclosure and Transparency Rules (DTR) issued by the UK Financial Conduct Authority (DTR 4.2) and the Dutch Act on Financial Supervision, section 5:25d (8)/(9) (Half-yearly financial reports). In this context: (i) the condensed set of financial statements can be found on pages 12 to 24; (ii) pages 2 to 11 comprise the interim management report; and (iii) the Directors’ responsibility statement can be found on page 25. No material related parties transactions have taken place in the first six months of the year.

PRINCIPAL RISK FACTORS

On pages 35 to 39 of our 2019 Annual Report and Accounts we set out our assessment of the principal risk issues that would face the business under the headings: brand preference; portfolio management; climate change; plastic packaging; customer; talent; supply chain; safe and high quality products; systems and information; business transformation; economic and political instability; treasury and tax; ethical; and legal and regulatory. The Covid-19 pandemic has increased the potential impact of certain of these risks and the longer term impacts will depend on a range of factors including the duration and scope of the pandemic, the geographies impacted, the impact of the pandemic on economic activity and the nature and severity of measures adopted by governments, including restrictions in business operations, travel, mandates to avoid large gathering and orders to self-quarantine or shelter in place. The Covid-19 pandemic may have significant negative impacts in the medium and long term on the business.

Changes in consumer behaviour as a result of government imposed lock downs and the need for people to self-quarantine, shelter in place or observe social distancing for an indeterminate period of time has reduced demand for certain products, particularly those which rely on out of home consumption. Demand for certain personal care products has also been affected as a result of reduced usage by consumers in stay at home settings. The severity of government-imposed lock downs and the period for which they continue in different countries will have an impact on consumer demand in those countries. In the longer term a deterioration in the financial position of consumers as a result of Covid-19 pandemic may also impact demand for products. In addition, disruptions as a result of Covid-19 in manufacturing, supply and distribution arrangements, including those of third parties may adversely impact operations.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the ‘Group’). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; the effect of climate change on Unilever’s business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current Covid-19 pandemic. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2019 and the Unilever Annual Report and Accounts 2019.

ENQUIRIES
Media: Media Relations Team			Investors: Investor Relations Team
UK or NL or	+44 78 2527 3767 +44 77 7999 9683 +31 10 217 4844 +31 62 375 8385	lucila.zambrano@unilever.com JSibun@tulchangroup.com els-de.bruin@unilever.com marlous-den.bieman@unilever.com	+44 20 7822 6830	investor.relations@unilever.com

There will be a web cast of the results presentation available at:
www.unilever.com/investor-relations/results-and-presentations/latest-results

CONSOLIDATED INCOME STATEMENT
(unaudited)

€ million	First Half
	2020	2019	Increase/(Decrease)
			Current rates	Constant rates

Turnover	25,714	26,126	(1.6)%	1.2%

Operating profit	4,672	4,589	1.8%	5.1%

Which includes non-underlying items credits/(charges) of	(412)	(465)

Net finance costs	(249)	(351)
Finance income	139	86
Finance costs	(378)	(420)
Pensions and similar obligations	(10)	(17)

Non-underlying item net monetary gain/(loss) arising from hyperinflationary economies	21	29

Share of net profit/(loss) of joint ventures and associates	89	85
Which includes non-underlying item credits/(charges) of	-	3

Other income/(loss) from non-current investments and associates	-	2

Profit before taxation	4,533	4,354	4.1%	8.0%

Taxation	(991)	(1,145)
Which includes tax impact of non-underlying items of	102	89

Net profit	3,542	3,209	10.4%	14.7%

Attributable to:
Non-controlling interests	258	203
Shareholders’ equity	3,284	3,006	9.3%	13.8%

Combined earnings per share
Basic earnings per share (euros)	1.25	1.15	9.2%	13.7%
Diluted earnings per share (euros)	1.25	1.14	9.2%	13.7%

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(unaudited)

€ million	First Half
	2020	2019
Net profit	3,542	3,209

Other comprehensive income
Items that will not be reclassified to profit or loss, net of tax:
Gains/(losses) on equity instruments measured at fair value through other comprehensive income	20	16
Remeasurements of defined benefit pension plans	(201)	267

Items that may be reclassified subsequently to profit or loss, net of tax:
Gains/(losses) on cash flow hedges	43	83
Currency retranslation gains/(losses)(a)	(1,481)	64
Total comprehensive income	1,923	3,639
Attributable to:
Non-controlling interests	177	216
Shareholders’ equity	1,746	3,423

(a)
2020 currency retranslation losses resulted from the weakening of currencies against the euro in our foreign operations, primarily in Brazil, Mexico, India, Korea and Russia.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(unaudited)

€ million	Called up share capital	Share premium account	Other reserves	Retained profit	Total	Non- controlling interest	Total equity
First half - 2020
1 January 2020	420	134	(5,574)	18,212	13,192	694	13,886
Profit or loss for the period	-	-	-	3,284	3,284	258	3,542
Other comprehensive income, net of tax:
Gains/(losses) on:
Equity instruments	-	-	16	-	16	4	20
Cash flow hedges	-	-	46	-	46	(3)	43
Remeasurements of defined benefit pension plans	-	-	-	(200)	(200)	(1)	(201)
Currency retranslation gains/(losses)	-	-	(1,387)	(13)	(1,400)	(81)	(1,481)
Total comprehensive income	-	-	(1,325)	3,071	1,746	177	1,923
Dividends on ordinary capital	-	-	-	(2,149)	(2,149)	-	(2,149)
Other movements in treasury shares(a)	-	-	190	(126)	64	-	64
Share-based payment credit(b)	-	-	-	74	74	-	74
Dividends paid to non-controlling interests	-	-	-	-	-	(210)	(210)
Currency retranslation gains/(losses) net of tax	-	(7)	-	-	(7)	-	(7)
Hedging gain/(loss) transferred to non-financial assets	-	-	-	-	-	1	1
Net gain arising from Horlicks acquisition(c)	-	-	-	2,930	2,930	1,918	4,848
Other movements in equity(d)	-	-	-	(211)	(211)	5	(206)
30 June 2020	420	127	(6,709)	21,801	15,639	2,585	18,224

First half - 2019
1 January 2019 as previously reported	464	129	(15,286)	26,265	11,572	720	12,292
IFRS 16 Restatement	-	-	68	(243)	(175)	-	(175)
Impact of adopting IFRIC 23	-	-	-	(38)	(38)	-	(38)
1 January 2019 after restatement	464	129	(15,218)	25,984	11,359	720	12,079
Profit or loss for the period	-	-	-	3,006	3,006	203	3,209
Other comprehensive income, net of tax:
Gains/(losses) on:
Equity instruments	-	-	14	-	14	2	16
Cash flow hedges	-	-	83	-	83	-	83
Remeasurements of defined benefit pension plans	-	-	-	266	266	1	267
Currency retranslation gains/(losses)	-	-	50	4	54	10	64
Total comprehensive income	-	-	147	3,276	3,423	216	3,639
Dividends on ordinary capital	-	-	-	(2,079)	(2,079)	-	(2,079)
Cancellation of treasury shares(e)	(30)	-	6,599	(6,569)	-	-	-
Other movements in treasury shares(a)	-	-	31	(180)	(149)	-	(149)
Share-based payment credit(b)	-	-	-	95	95	-	95
Dividends paid to non-controlling interests	-	-	-	-	-	(237)	(237)
Currency retranslation gains/(losses) net of tax	-	-	-	-	-	-	-
Hedging gain/(loss) transferred to non-financial assets	-	-	35	-	35	-	35
Other movements in equity	-	-	-	26	26	(13)	13
30 June 2019	434	129	(8,406)	20,553	12,710	686	13,396

(a)
Includes purchases and sales of treasury stock, and transfer from treasury stock to retained profit of share-settled schemes arising from prior years and differences between exercise and grant price of share options.
(b)
The share-based payment credit relates to the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.
(c)
Consideration for the Main Horlicks Acquisition included the issuance of shares in a group subsidiary, Hindustan Unilever Limited, which resulted in a net gain being recognised within equity. See note 7 for further details.
(d)
Includes €163 million paid for purchase of the non-controlling interest in Unilever Malaysia.
(e)
During the first half of 2019 170,000,000 Unilever N.V. ordinary shares and 18,660,634 Unilever PLC ordinary shares were cancelled. The amount paid to repurchase these shares was initially recognised in other reserves and is transferred to retained profit on cancellation.

CONSOLIDATED BALANCE SHEET
(unaudited)

€ million	As at 30 June 2020	As at 31 December 2019	As at 30 June 2019

Non-current assets
Goodwill	19,675	18,067	17,697
Intangible assets	16,049	12,962	12,547
Property, plant and equipment	11,374	12,062	12,067
Pension asset for funded schemes in surplus	2,296	2,422	2,053
Deferred tax assets	1,325	1,336	1,376
Financial assets	815	874	705
Other non-current assets	896	653	495
	52,430	48,376	46,940

Current assets
Inventories	4,646	4,164	4,387
Trade and other current receivables	6,955	6,695	8,079
Current tax assets	336	397	265
Cash and cash equivalents	4,855	4,185	3,911
Other financial assets	1,100	907	913
Assets held for sale	56	82	34
	17,948	16,430	17,589

Total assets	70,378	64,806	64,529

Current liabilities
Financial liabilities	4,792	4,691	5,616
Trade payables and other current liabilities	14,602	14,768	14,391
Current tax liabilities	1,051	898	1,072
Provisions	530	620	665
Liabilities held for sale	1	1	1
	20,976	20,978	21,745

Non-current liabilities
Financial liabilities	24,013	23,566	23,369
Non-current tax liabilities	289	182	187
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	1,275	1,157	1,176
Unfunded schemes	1,426	1,461	1,417
Provisions	642	664	637
Deferred tax liabilities	3,276	2,573	2,272
Other non-current liabilities	257	339	330
	31,178	29,942	29,388

Total liabilities	52,154	50,920	51,133

Equity
Shareholders’ equity	15,639	13,192	12,710
Non-controlling interests	2,585	694	686
Total equity	18,224	13,886	13,396

Total liabilities and equity	70,378	64,806	64,529

CONSOLIDATED CASH FLOW STATEMENT
(unaudited)

€ million	First Half
	2020	2019

Net profit	3,542	3,209
Taxation	991	1,145
Share of net (profit)/loss of joint ventures/associates and other (income)/loss
from non-current investments and associates	(89)	(87)
Net monetary (gain)/loss arising from hyperinflationary economies	(21)	(29)
Net finance costs	249	351
Operating profit	4,672	4,589

Depreciation, amortisation and impairment	987	965
Changes in working capital	(1,215)	(1,888)
Pensions and similar obligations less payments	(79)	(94)
Provisions less payments	(66)	47
Elimination of (profits)/losses on disposals	45	(36)
Non-cash charge for share-based compensation	74	95
Other adjustments	9	23
Cash flow from operating activities	4,427	3,701

Income tax paid	(899)	(1,309)

Net cash flow from operating activities	3,528	2,392

Interest received	80	78
Net capital expenditure	(422)	(558)
Other acquisitions and disposals	(623)	(470)
Other investing activities	384	234

Net cash flow (used in)/from investing activities	(581)	(716)

Dividends paid on ordinary share capital	(2,120)	(2,080)
Interest paid	(336)	(369)
Change in financial liabilities	602	1,937
Other movements on treasury shares	-	(205)
Other financing activities	(234)	(139)

Net cash flow (used in)/from financing activities	(2,088)	(856)

Net increase/(decrease) in cash and cash equivalents	859	820

Cash and cash equivalents at the beginning of the period	4,116	3,090

Effect of foreign exchange rate changes	(253)	(121)

Cash and cash equivalents at the end of the period	4,722	3,789

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
(unaudited)

1 ACCOUNTING INFORMATION AND POLICIES

The accounting policies and methods of computation are in compliance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standard Board (IASB) and as adopted by the EU; and except as set out below are consistent with the year ended 31 December 2019. The condensed interim financial statements are based on International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the IASB.

Management have produced forecasts which have been modelled for different plausible downside scenarios as a result of the Covid-19 pandemic. These scenarios confirm the Group is able to generate profits and cash in the year ended 31 December 2020 and beyond. As a result, the Directors have a reasonable expectation that the Group has adequate resources to meet its obligations as they fall due for a period of at least 12 months from the date of signing these financial statements. Accordingly, they continue to adopt the going concern basis in preparing the half year financial statements.

The condensed interim financial statements are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison. The consolidated income statement on page 12, the consolidated statement of comprehensive income on page 12, the consolidated statement of changes in equity on page 13 and the consolidated cash flow statement on page 15 are translated at exchange rates current in each period. The consolidated balance sheet on page 14 is translated at period-end rates of exchange.

The condensed interim financial statements attached do not constitute the full financial statements within the meaning of section 434 of the UK Companies Act 2006. The comparative figures for the financial year ended 31 December 2019 are not Unilever PLC’s statutory accounts for that financial year. Those accounts of Unilever for the year ended 31 December 2019 have been reported on by the Group’s auditor and delivered to the Registrar of Companies. The report of the auditor on these accounts was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498 (2) or (3) of the UK Companies Act 2006.

Adoption of new accounting standards

Interest Rate Benchmark Reform - Amendments to IFRS 9, IAS 39 and IFRS 7
The Group has adopted the amendments that modify specific hedge accounting requirements to allow entities to continue to forecast future cash flows assuming that the interest rate benchmark will continue despite ongoing reviews of interest rate benchmark reform. As a result, there is no requirement for an entity to discontinue hedge relationships or to reassess the economic relationships between hedged items and hedging instruments as a result of the uncertainties of the interest rate benchmark reform. The Group does not have material derivatives that refer to an interest rate benchmark so these amendments do not have a material impact on Unilever.

2 SIGNIFICANT ITEMS WITHIN THE INCOME STATEMENT

Non-underlying items
These include non-underlying items within operating profit and non-underlying items not in operating profit but with net profit:
●
Non-underlying items within operating profit are gains or losses on business disposals, acquisition and disposal related costs, restructuring costs, impairment and one-off items within operating profit.
●
Non-underlying items not in operating profit but with net profit are net monetary gain/(loss) arising from hyperinflationary economies and significant and unusual items in net finance cost, share of profit/(loss) of joint ventures and associates and taxation.

Restructuring costs are charges associated with activities planned by management that significantly change either the scope of the business or the manner in which it is conducted.

€ million	First Half
	2020	2019

Acquisition and disposal-related credit/(costs)	(27)	(77)
Gain/(loss) on disposal of group companies(a)	6	66
Restructuring costs	(391)	(454)
Impairment	-	-
One-off items	-	-
Non-underlying items within operating profit before tax	(412)	(465)

Tax on non-underlying items within operating profit	109	89
Non-underlying items within operating profit after tax	(303)	(376)

Share of gain on disposal of Spreads business in Portugal JV	-	3
Net monetary gain arising from hyperinflationary economies	21	29
Non-underlying items not in operating profit but within net profit before tax	21	32

Tax impact of non-underlying items not in operating profit but within net profit:
Hyperinflation adjustment for Argentina deferred tax	(7)	-
Non-underlying items not in operating profit but within net profit after tax	14	32
Non-underlying items after tax(b)	(289)	(344)

Attributable to:
Non-controlling interests	(14)	(8)
Shareholders’ equity	(275)	(336)
(a)
2019 includes a gain of €60 million relating to disposal of Alsa baking and dessert business.
(b)
Non-underlying items after tax is calculated as non-underlying items within operating profit after tax plus non-underlying items not in operating profit but within net profit after tax.

3 SEGMENT INFORMATION - DIVISIONS

Second Quarter	Beauty & Personal Care	Home Care	Foods & Refreshment	Total

Turnover (€ million)
2019	5,518	2,718	5,474	13,710
2020	5,320	2,617	5,355	13,292
Change (%)	(3.6)	(3.7)	(2.2)	(3.1)
Impact of:
Acquisitions (%)	1.1	0.3	2.9	1.6
Disposals (%)	-	(0.1)	(0.3)	(0.1)
Currency-related items (%), of which:	(3.7)	(7.6)	(3.0)	(4.2)
Exchange rates changes (%)	(3.9)	(7.8)	(3.3)	(4.5)
Extreme price growth in hyperinflationary markets* (%)	0.2	0.3	0.3	0.3
Underlying sales growth (%)	(0.9)	4.0	(1.8)	(0.3)
Price* (%)	(0.4)	0.8	1.4	0.5
Volume (%)	(0.5)	3.2	(3.2)	(0.8)

First Half	Beauty & Personal Care	Home Care	Foods & Refreshment	Total

Turnover (€ million)
2019	10,721	5,410	9,995	26,126
2020	10,610	5,328	9,776	25,714
Change (%)	(1.0)	(1.5)	(2.2)	(1.6)
Impact of:
Acquisitions (%)	1.3	0.3	1.7	1.2
Disposals (%)	-	-	(0.4)	(0.2)
Currency-related items (%), of which:	(2.0)	(4.8)	(1.7)	(2.5)
Exchange rates changes (%)	(2.2)	(5.1)	(2.0)	(2.7)
Extreme price growth in hyperinflationary markets* (%)	0.3	0.3	0.3	0.3
Underlying sales growth (%)	(0.3)	3.2	(1.7)	(0.1)
Price* (%)	(0.4)	0.3	0.8	0.2
Volume (%)	0.1	2.9	(2.5)	(0.3)

Operating profit (€ million)
2019	2,322	652	1,615	4,589
2020	2,403	744	1,525	4,672

Underlying operating profit (€ million)
2019	2,469	756	1,829	5,054
2020	2,495	817	1,772	5,084

Operating margin (%)
2019	21.7	12.1	16.2	17.6
2020	22.6	14.0	15.6	18.2

Underlying operating margin (%)
2019	23.0	14.0	18.3	19.3
2020	23.5	15.3	18.1	19.8

* Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for the purpose of making decisions about allocating resources and assessing performance of segments. Underlying operating margin is calculated

4 SEGMENT INFORMATION – GEOGRAPHICAL AREA

Second Quarter	Asia / AMET / RUB	The Americas	Europe	Total

Turnover (€ million)
2019	6,265	4,269	3,176	13,710
2020	6,063	4,210	3,019	13,292
Change (%)	(3.2)	(1.4)	(4.9)	(3.1)
Impact of:
Acquisitions (%)	2.6	1.2	0.2	1.6
Disposals (%)	(0.1)	(0.1)	(0.1)	(0.1)
Currency-related items (%), of which:	(3.8)	(7.3)	(0.6)	(4.2)
Exchange rates changes (%)	(3.9)	(7.8)	(0.6)	(4.5)
Extreme price growth in hyperinflationary markets* (%)	0.1	0.6	-	0.3
Underlying sales growth (%)	(1.8)	5.2	(4.5)	(0.3)
Price* (%)	0.6	0.9	-	0.5
Volume (%)	(2.4)	4.2	(4.4)	(0.8)

First Half	Asia / AMET / RUB	The Americas	Europe	Total

Turnover (€ million)
2019	12,195	8,141	5,790	26,126
2020	11,807	8,227	5,680	25,714
Change (%)	(3.2)	1.1	(1.9)	(1.6)
Impact of:
Acquisitions (%)	1.4	1.5	0.5	1.2
Disposals (%)	(0.2)	(0.1)	(0.3)	(0.2)
Currency-related items (%), of which:	(1.7)	(5.1)	(0.3)	(2.5)
Exchange rates changes (%)	(1.8)	(5.8)	(0.3)	(2.7)
Extreme price growth in hyperinflationary markets* (%)	0.1	0.7	-	0.3
Underlying sales growth (%)	(2.7)	5.0	(1.8)	(0.1)
Price* (%)	0.2	0.9	(0.8)	0.2
Volume (%)	(2.9)	4.1	(1.0)	(0.3)

Operating profit (€ million)
2019	2,339	1,270	980	4,589
2020	2,265	1,532	875	4,672

Underlying operating profit (€ million)
2019	2,526	1,425	1,103	5,054
2020	2,394	1,622	1,068	5,084

Operating margin (%)
2019	19.2	15.6	16.9	17.6
2020	19.2	18.6	15.4	18.2

Underlying operating margin (%)
2019	20.7	17.5	19.1	19.3
2020	20.3	19.7	18.8	19.8

* Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

5 TAXATION

The effective tax rate for the first half was 22.3% compared to 26.8% in 2019, a decrease primarily driven by favourable tax settlements agreed during the period, a reduction in the India tax rate and replacement of Indian distribution tax with a dividend withholding tax. The tax rate is calculated by dividing the tax charge by pre-tax profit excluding the contribution of joint ventures and associates.

Tax effects of components of other comprehensive income were as follows:

€ million	First Half 2020			First Half 2019
	Before tax	Tax (charge)/ credit	After tax	Before tax	Tax (charge)/ credit	After tax
Gains/(losses) on
Equity instruments at fair value through other comprehensive income	19	1	20	16	-	16
Cash flow hedges	71	(28)	43	89	(6)	83
Remeasurements of defined benefit pension plans	(242)	41	(201)	274	(7)	267
Currency retranslation gains/(losses)	(1,516)	35	(1,481)	68	(4)	64
Other comprehensive income	(1,668)	49	(1,619)	447	(17)	430

6 COMBINED EARNINGS PER SHARE

	2020	2019

Combined EPS – Basic
Net profit attributable to shareholders’ equity (€ million)	3,284	3,006

Average number of combined share units (millions of units)	2,619.0	2,616.5

Combined EPS – basic (€)	1.25	1.15

Combined EPS – Diluted
Net profit attributable to shareholders’ equity (€ million)	3,284	3,006

Adjusted average number of combined share units (millions of units)	2,627.2	2,625.6

Combined EPS – diluted (€)	1.25	1.14

Underlying EPS
Net profit attributable to shareholder’s equity (€ million)	3,284	3,006
Post tax impact of non-underlying items attributable to shareholders’ equity (see note 2)	275	336
Underlying profit attributable to shareholders’ equity (€ million)	3,559	3,342

Adjusted average number of combined share units (millions of units)	2,627.2	2,625.6

Underlying EPS – diluted (€)	1.35	1.27

In calculating underlying earnings per share, net profit attributable to shareholders’ equity is adjusted to eliminate the post-tax impact of non-underlying items.

During the period the following movements in shares have taken place:
Millions
Number of shares at 31 December 2019 (net of treasury shares)	2,616.8
Net movement in shares under incentive schemes	4.5
Number of shares at 30 June 2020	2,621.3

7 ACQUISITIONS AND DISPOSALS

Total consideration for acquisitions completed in the first half of 2020 is €5,526 million (acquisitions completed in the first half of 2019: €654 million). A material acquisition in the first half of 2020 was the purchase of the health food drinks portfolio of GlaxoSmithKline plc in India and 20 other predominantly Asian markets (“the Main Horlicks Acquisition”). There were no other significant acquisitions completed in the first half of 2020.

Horlicks Acquisitions
The Main Horlicks Acquisition was composed of the following related transactions on 1 April 2020:
●
Hindustan Unilever Limited (HUL), a subsidiary of the Group, obtained control of the business of GlaxoSmithKline Consumer Healthcare Limited (GSKCH) via an all equity merger under which 4.39 shares of HUL were allotted for every share of GSKCH;
●
HUL purchased the Horlicks intellectual property rights, being mainly legal rights to the Horlicks brand (the ‘HFD IP’) for India and Unilever N.V. and Unilever PLC purchased the HFD IP outside of India and Bangladesh; and
●
Unilever Foods (Malaysia) Sdn Bhd and Unilever Asia Pacific Limited (Singapore) purchased the Horlicks commercial operations of GSK in 20 other predominantly Asian markets (“Local Distribution Assets”).

The Bangladesh Horlicks Acquisition is separate to the Main Horlicks Acquisition and completed on 30 June 2020. Unilever Overseas Holding B.V. purchased 82% of GSK Bangladesh Limited and Unilever PLC purchased the HFD IP in Bangladesh. The following disclosures relate only to the Main Horlicks Acquisition.

Main Horlicks Acquisition
The purpose of the acquisition was to add the Horlicks and Boost brands in certain geographical markets to Unilever’s portfolio to increase presence in healthy nutrition and in high-growth emerging markets.

Effect on consolidated income statement
The acquisition contributed €142 million to Group turnover and €39 million to Group operating profit since the acquisition date. If the acquisition had taken place at the beginning of the year, Group turnover would have been €25,856 million and Group operating profit would have been €4,711 million.

Effect on consolidated balance sheet
The €5,294 million consideration comprised of €449 million in cash and €4,845 million in shares of Hindustan Unilever Limited valued based on the share price of HUL on the completion date and the exchange rate on the same date (83.05 INR/€).

The fair value of the net assets acquired are set out in the table below. The amounts are provisional and subject to change.

€ million
Intangible assets	3,345
Other non-current assets	249
Deferred tax (net)	(746)
Other financial assets	463
Trade and other receivables	74
Other current assets	94
Non-current liabilities	(159)
Current liabilities	(122)
Net assets acquired	3,198
Goodwill	2,096
Total consideration	5,294
Net cash outflow arising on acquisition:
Cash consideration	(449)
Less cash and cash equivalents acquired	36
Total outflow in the consolidated statement of cash flows	(413)

Goodwill represents the future value which the Group believes it will obtain through operational synergies, such as the overlapping distribution network, tax benefits on goodwill and working capital improvements and leveraging from the competencies and capabilities of the Horlicks brand presence and recognition to generate stronger market power. We expect around €1.3 billion of the goodwill to be deductible for tax purposes. While we believe there is legal basis to claim the Horlicks goodwill as tax deductible, we expect challenges to this from the Indian tax authorities. Since the acquisition date, foreign exchange has decreased this goodwill in euros by €44 million.

The gross contractual value of trade and other receivables as at the dates of acquisition amounted to €74 million which is expected to be fully recoverable.

Within the acquired net assets, contingent liabilities amounting to €123 million in respect of ongoing litigation against GlaxoSmithKline Consumer Healthcare Limited have been recognised based on management’s estimate of the values of exposures and their assessment of the probability of the related claims being settled by the Group. The contingent liabilities mainly relate to direct and indirect tax disputes with the Indian tax authorities. There are several matters being disputed and in each case we believe that the likelihood that the Indian tax authorities will ultimately prevail is no higher than moderate, however we expect that most of these disputes will not be resolved for several years. Contingent assets of €73 million are also recognised, measured on the same basis, for the Group’s right to future indemnification by GlaxoSmithKline Pte Limited and Horlicks Limited in relation to certain claims.

Acquisition-related costs of €29 million have been recorded within non-underlying items in the consolidated income statement for the half year period to 30 June 2020 (full year 2019: €12 million). Total costs relating to the issuance of shares amounting to €5 million have been recognised against equity by Hindustan Unilever Limited.

Impact of dilution of Group interest in Hindustan Unilever Limited
The acquisition of GSKCH by HUL was settled through the issue of (184.6 million) new shares of Hindustan Unilever Limited and so resulted in dilution of Unilever’s interest in Hindustan Unilever Limited from 67.2% to 61.9%. The table below shows the impact of the decrease in shareholding on the equity attributable to shareholders of the Group.

€ million
67.2% share of HUL’s net assets acquired before acquisition of GSKCH	718
61.9% share of HUL’s net assets acquired after acquisition of GSKCH	661
Loss recognised in equity due to dilution	(57)
Gain arising from proportionate share of GSKCH’s net assets acquired	3,001
Net gain arising from the Main Horlicks acquisition recognized in equity	2,944

8 FINANCIAL INSTRUMENTS

The Group’s Treasury function aims to protect the Group’s financial investments, while maximising returns. The fair value of financial assets is the same as the carrying amount for 2020 and 2019. The Group’s cash resources and other financial assets are shown below.

€ million	30 June 2020			31 December 2019			30 June 2019
	Current	Non-current	Total	Current	Non-current	Total	Current	Non-current	Total
Cash and cash equivalents
Cash at bank and in hand	2,672	-	2,672	2,457	-	2,457	2,157	-	2,157
Short-term deposits with maturity
of three months or less	2,176	-	2,176	1,693	-	1,693	1,568	-	1,568
Other cash equivalents	7	-	7	35	-	35	186	-	186
	4,855	-	4,855	4,185	-	4,185	3,911	-	3,911

Other financial assets
Financial assets at amortised cost(a)	774	129	903	578	220	798	239	260	499
Financial assets at fair value through
other comprehensive income(b)	-	304	304	-	266	266	110	217	327
Financial assets at fair value
through profit or loss:
Derivatives that relate to financial liabilities	69	96	165	20	114	134	411	-	411
Other(c)	257	286	543	309	274	583	153	228	381
	1,100	815	1,915	907	874	1,781	913	705	1,618
Total financial assets(d)	5,955	815	6,770	5,092	874	5,966	4,824	705	5,529

(a)
Current financial assets at amortised cost include short term deposits with banks with maturities longer than three months and loans to joint venture entities. Non-current financial assets at amortised cost include judicial deposit of €94 million (December 2019: €136 million) and investment in bonds of €nil million (December 2019: €56 million).
(b)
Included within non-current financial assets at fair value through other comprehensive income are equity investments of €284 million (December 2019: €244 million).
(c)
Included within current financial assets at fair value through profit or loss are highly liquid debt mutual funds. Included within non-current financial assets at fair value through profit or loss are assets in a trust to fund benefit obligations in the US and investments in a number of companies and financial institutions in North America, North Asia, South Asia and Europe.
(d)
Financial assets exclude trade and other current receivables.

The Group is exposed to the risks of changes in fair value of its financial assets and liabilities. The following tables summarise the fair values and carrying amounts of financial instruments and the fair value calculations by category.

€ million	Fair value			Carrying amount
	As at 30 June 2020	As at 31 December 2019	As at 30 June 2019	As at 30 June 2020	As at 31 December 2019	As at 30 June 2019
Financial assets
Cash and cash equivalents	4,855	4,185	3,911	4,855	4,185	3,911
Financial assets at amortised cost	903	798	499	903	798	499
Financial assets at fair value through other
comprehensive income	304	266	327	304	266	327
Financial assets at fair value through profit and loss:
Derivatives	165	134	411	165	134	411
Other	543	583	381	543	583	381
	6,770	5,966	5,529	6,770	5,966	5,529
Financial liabilities
Bank loans and overdrafts	(851)	(853)	(1,044)	(851)	(853)	(1,041)
Bonds and other loans	(28,206)	(26,525)	(26,787)	(25,837)	(25,032)	(25,390)
Lease liabilities	(1,849)	(1,919)	(1,967)	(1,849)	(1,919)	(1,967)
Derivatives	(76)	(270)	(464)	(76)	(270)	(464)
Other financial liabilities	(192)	(183)	(123)	(192)	(183)	(123)
	(31,174)	(29,750)	(30,385)	(28,805)	(28,257)	(28,985)

€ million	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	As at 30 June 2020			As at 31 December 2019			As at 30 June 2019
Assets at fair value
Financial assets at fair value through other comprehensive income	5	4	295	7	4	255	116	4	207
Financial assets at fair value
through profit or loss:
Derivatives(a)	-	268	-	-	208	-	-	448	-
Other	260	-	283	311	-	272	155	-	226
Liabilities at fair value
Derivatives(b)	-	(187)	-	-	(326)	-	-	(530)	-
Contingent Consideration	-	-	(155)	-	-	(154)	-	-	(156)

(a) Includes €103 million (December 2019: €74 million, June 2019: €37 million) derivatives, reported within trade receivables, that hedge trading activities.
(b) Includes €(111) million (December 2019: € (56) million, June 2019: €(66) million) derivatives, reported within trade payables, that hedge trading activities.

There were no significant changes in classification of fair value of financial assets and financial liabilities since 31 December 2019. There were also no significant movements between the fair value hierarchy classifications since 31 December 2019.

The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature.

Calculation of fair values
The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December 2019.

9 DIVIDENDS

The Boards have determined to pay a quarterly interim dividend for Q2 2020 at the following rates which are equivalent in value between the two companies at the rate of exchange applied under the terms of the Equalisation Agreement:

Per Unilever N.V. ordinary share	€ 0.4104
Per Unilever PLC ordinary share	£ 0.3698
Per Unilever N.V. New York share	US$ 0.4694
Per Unilever PLC American Depositary Receipt	US$ 0.4694

The quarterly interim dividends have been determined in euros and converted into equivalent sterling and US dollar amounts using exchange rates issued by WM/Reuters on 21 July 2020.

US dollar cheques for the quarterly interim dividend will be mailed on 9 September 2020 to holders of record at the close of business on 7 August 2020. In the case of the NV New York shares, Netherlands withholding tax will be deducted.

The quarterly dividend calendar for the remainder of 2020 will be as follows:

	Announcement Date	Ex-Dividend Date	Record Date	Payment Date
Q2 2020 Dividend	23 July 2020	6 August 2020	7 August 2020	9 September 2020
Q3 2020 Dividend	22 October 2020	5 November 2020	6 November 2020	2 December 2020

10 EVENTS AFTER THE BALANCE SHEET DATE

There were no material post balance sheet events other than those mentioned elsewhere in this report.

DIRECTORS’ RESPONSIBILITY STATEMENT

The Directors declare that, to the best of their knowledge:

●
this condensed set of interim financial statements, which have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as issued by the International Accounting Standard Board and endorsed and adopted by the EU gives a true and fair view of the assets, liabilities, financial position and profit or loss of Unilever; and
●
the interim management report gives a fair review of the information required pursuant to regulations 4.2.7 and 4.2.8 of the Disclosure and Transparency Rules (DTR) issued by the UK Financial Conduct Authority and section 5:25d (8)/(9) of the Dutch Act on Financial Supervision (Wet op het financieel toezicht).

Unilever’s Directors are listed in the Annual Report and Accounts for 2019, with the exception of Marijn Dekkers who retired as a Non-Executive Director following the Unilever N.V. and Unilever PLC 2020 AGMs.

Details of all current Directors are available on our website at www.unilever.com

By order of the Board

Alan Jope  Graeme Pitkethly
Chief Executive Officer  Chief Financial Officer

23 July 2020